ZIONS/STOCKMEN’S SLIDE PRESENTATION

Filed by Zions Bancorporation

Pursuant to Rule 425 under the

Securities Act of 1933

Commission File No. 001-12307

FORDWARD-LOOKING STATEMENTS

These forward-looking statements include statements about future financial and operating results and performance and future events; statements about plans, objectives, expectations and intentions with respect to future operations, products, services and events; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. Actual results or achievements may differ materially from the projections provided in this presentation since such projections involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions Bancorporation conducts their operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; legislation or regulatory changes, which adversely affect the ability of the company to conduct the business in which the company would be engaged; the combination of The Stockmen’s Bancorp Inc’s business with that of Zions taking longer, being more difficult or being more costly to accomplish than expected; the expected cost savings from the merger not being fully realized or taking longer to realize than expected; operating costs, customer losses and business disruption following the merger being greater than expected; governmental approvals of the merger not being obtained or being delayed, or adverse regulatory conditions being imposed in connection with governmental approvals of the merger; and the stockholders of Stockmen’s failing to approve the merger. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2005 Annual Report on Form 10-K of Zions Bancorporation filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Zions Bancorporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Zions Bancorporation will file a Registration Statement on Form S-4, including a proxy statement of Stockmen’s, and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787.

The following slides were included in a presentation given by Doyle L. Arnold at the Lehman Brothers 2006 Financial Services Conference.

Stockmen’s Bancorp
• $1.2 billion assets
• $11.9 million LTM earnings (June 30 2006)
• ROAA: 1.04%
• Loan-to-deposit ratio: 61%
• Efficiency ratio: 60%
• NPA’s % of Total Loans:  0.10%
• 43 offices — AZ and CA

80
505
99
680
205
70
San Jose
5
Las Vegas
15
40
210
17
Los Angeles
405
215
10
Phoenix
8
San Diego
19
Copyright (C) 2006 SNL Financial LC. All rights reserved
0
202mi

ZIONS BANCORPORATION

Stockmen’s Bank Branch Locations

Stockmen’s Bancorp—Transaction
Highlights
• 100% ZION stock
• 16.7 times ttm earnings*
• 3.3 times tangible book value*
• 3 cents dilutive in 2007 (excluding merger
related costs but including CDI amortization)
• Expected close: 1Q2007
• CEO Farrel Holyoak stays as regional head
* Based on closing price of $77.45 on 9/8/2006

Stockmen’s Bancorp • The game plan – 22% operating expense reductions – Sell securities – Use $400 million excess deposits to fund existing NBA loans; pay down more expensive funding